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                            October 6, 2022

       Kelly E. Hibbs
       Chief Financial Officer
       Boise Cascade Company
       1111 West Jefferson Street Suite 300
       Boise, Idaho 83702-5389

                                                        Re: Boise Cascade
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-35805

       Dear Kelly E. Hibbs:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1. Business
       Segment Detail , page 11

   1. It appears that you use Segment EBITDA to evaluate the performance of your segments;
                                                        however, it does not
appear that this is the segment measure being presented in Footnote
                                                        16 of the financial
statements. Please advise.
 Kelly E. Hibbs
FirstName   LastNameKelly
Boise Cascade   Company E. Hibbs
Comapany
October     NameBoise Cascade Company
         6, 2022
October
Page 2 6, 2022 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies - Leases, page 61

2. We note that your short-term leases also include certain real estate for which either party has the right to cancel upon providing notice of 30 to 90 days. Please tell us what the contractual lease term is for these leases. Additional please provide us an estimate of the total lease payment obligation related to these leases.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services